CLS HOLDINGS USA, INC.

11767 South Dixie Highway, Suite 115

Miami, Florida 33156

June 7, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Katherine Bagley

Re:	CLS Holdings USA, Inc.
Registration Statement on Form S-1 (File No. 333-254474)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CLS Holdings USA, Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-254474), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed on March 19, 2021.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective and that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company (CIK 0001522222).

Please send copies of the written order granting withdrawal of the Registration Statement to the Company’s counsel, Kathleen L. Deutsch, of Nelson Mullins Riley & Scarborough LLP, via email at kathleen.deutsch@nelsonmullins.com. If you have any questions regarding this withdrawal or if you require any additional information, please contact Ms. Deutsch at (561) 366-5320.

Thank you for your assistance.

Sincerely,

CLS HOLDINGS USA, INC.

By: /s/ Jeffrey I. Binder

      Jeffrey I. Binder

      Chief Executive Officer

cc:  Kathleen L. Deutsch

       Nelson Mullins Riley & Scarborough LLP